UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 2 to

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 to Schedule 13D)

Twitter Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102

(Cusip Number)

John Lutz Heidi Steele McDermott Will & Emery LLP 444 West Lake Street, Suite 4000 Chicago, IL 60657 (312) 984-3624

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90184L102

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Elon R. Musk
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☒
6	Citizenship or Place of Organization: USA
Number of Shares	7	Sole Voting Power: 73,115,038
Beneficially Owned by Each	8	Shared Voting Power: --
Reporting Person With	9	Sole Dispositive Power: 73,115,038
	10	Shared Dispositive Power: --
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,115,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 9.1%[1]
14	Type of Reporting Person (See Instructions): IN

1 Based on 800,641,166 shares of Common Stock outstanding as of February 10, 2022 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021.

SCHEDULE 13D

Explanatory Note: This statement on Schedule 13D amends the Schedule 13D of Elon Musk (the “Reporting Person”) that was filed with the Securities and Exchange Commission on April 5, 2022, as amended on April 11, 2022 (collectively, the “Schedule 13D”), with respect to the Common Stock of Twitter Inc. (the “Issuer’). This amendment to the Schedule 13D constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

On April 13, 2022, the Reporting Person delivered a letter to the Issuer (the “Letter”) which contained a non-binding proposal (the “Proposal”) to acquire all of the outstanding Common Stock of the Issuer not owned by the Reporting Person for all cash consideration valuing the Common Stock at $54.20 per share (the “Proposed Transaction”). This represents a 54% premium over the closing price of the Common Stock on January 28, 2022, the trading day before the Reporting Person began investing in the Issuer, and a 38% premium over the closing price of the Common Stock on April 1, 2022, the trading day before the Reporting Person’s investment in the Issuer was publicly announced.

The Proposal is non-binding and, once structured and agreed upon, would be conditioned upon, among other things, the (i) receipt of any required governmental approvals; (ii) confirmatory legal, business, regulatory, accounting and tax due diligence; (iii) the negotiation and execution of definitive agreements providing for the Proposed Transaction; and (iv) completion of anticipated financing.

There can be no assurance that a definitive agreement with respect to the Proposal will be executed or, if executed, whether the transaction will be consummated. There is also no certainty as to whether, or when, the Issuer may respond to the Letter, or as to the time table for execution of any definitive agreement. The Reporting Person reserves the right to withdraw the Proposal or modify the terms at any time including with respect to the amount or form of consideration. The Reporting Person may, directly or indirectly, take such additional steps as he may deem appropriate to further the Proposal.

If the Proposed Transaction is completed, the Common Stock would become eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and would be delisted from the New York Stock Exchange.

The foregoing description is qualified in its entirety by reference to the full text of the Letter, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

The Reporting Person has engaged Morgan Stanley as its financial advisor.

Neither the Letter nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Issuer common stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s evaluation of numerous factors, including, among other things, the outcome of any discussions referenced in this Schedule 13D, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

From time to time, the Reporting Person may engage in discussions with the Board and/or members of the Issuer’s management team concerning, including, without limitation, the Proposal, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer. The Reporting Person may express his views to the Board and/or members of the Issuer’s management team and/or the public through social media or other channels with respect to the Issuer’s business, products and service offerings.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change his plans at any time, as he deems appropriate, and in light of his ongoing evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, Reporting Person’s need for liquidity, and other future developments.

Item 7.     Material to be Filed as Exhibits.

Exhibit A:	Letter Agreement, dated as of April 4, 2022, by and between Twitter, Inc. and the Reporting Person (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2022).
Exhibit B:	Letter from the Reporting Person to the Issuer dated April 13, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2022

By:	/s/ Elon Musk
Elon Musk

Exhibit B

Bret Taylor

Chairman of the Board,

I invested in Twitter as I believe in its potential to be the platform for free speech around the globe, and I believe free speech is a societal imperative for a functioning democracy.

However, since making my investment I now realize the company will neither thrive nor serve this societal imperative in its current form. Twitter needs to be transformed as a private company.

As a result, I am offering to buy 100% of Twitter for $54.20 per share in cash, a 54% premium over the day before I began investing in Twitter and a 38% premium over the day before my investment was publicly announced. My offer is my best and final offer and if it is not accepted, I would need to reconsider my position as a shareholder.

Twitter has extraordinary potential.  I will unlock it.

/s/ Elon Musk

Elon Musk

Script

[SEND VIA TEXT]

As I indicated this weekend, I believe that the company should be private to go through the changes that need to be made.

After the past several days of thinking this over, I have decided I want to acquire the company and take it private.

I am going to send you an offer letter tonight, it will be public in the morning.

Are you available to chat?

[VOICE SCRIPT]

1.	Best and Final:
a.	I am not playing the back-and-forth game.
b.	I have moved straight to the end.
c.	It's a high price and your shareholders will love it.
d.	If the deal doesn’t work, given that I don’t have confidence in management nor do I believe I can drive the necessary change in the public market, I would need to reconsider my position as a shareholder.
i.	This is not a threat, it's simply not a good investment without the changes that need to be made.
ii.	And those changes won't happen without taking the company private.

2.	My advisors and my team are available after you get the letter to answer any questions
a.	There will be more detail in our public filings. After you receive the letter and review the public filings, your team can call my family office with any questions.